United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits - As of December 31, 2021 and 2020		4

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2021 and 2020		5

Notes to Financial Statements		6

Supplemental Schedules *

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2021	22

2	Schedule H, Line 4j – Schedule of Reportable Transactions - Year ended December 31, 2021	23

Signatures		24

Exhibit Index		25

* Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee and
Plan Participants of Occidental Petroleum Corporation Savings Plan
Houston, Texas
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 and schedule of reportable transactions for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2016.

Houston, Texas
June 28, 2022

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2021 and 2020
(Amounts in thousands)

	2021	2020
Assets:
Cash	$1	$—

Investments:
At fair value:
Common/collective trusts	9,219	5,947
Common stock	391,366	227,385
Plan interest in master trust accounts	2,081,252	1,780,828
Total investments at fair value	2,481,837	2,014,160
At contract value:
Plan interest in master trust accounts	295,228	302,238
Total investments at contract value	295,228	302,238

Receivables:
Notes receivable from participants	24,250	21,973
Interest and dividends	135	133
Participant contribution	—	2,586
Employer contribution	—	1,897
Total receivables	24,385	26,589
Total assets	2,801,451	2,342,987

Net assets available for benefits	$2,801,451	$2,342,987

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2021 and 2020
(Amounts in thousands)

	2021	2020
Changes to net assets attributable to:
Investment income (loss):
Interest	$—	$44
Dividends	534	8,223
Net appreciation (depreciation) in fair value of investments	162,839	(218,925)
Plan interest in master trust accounts investment income	331,381	228,346
Total investment income	494,754	17,688

Interest income on notes receivable from participants	1,526	1,192
Contributions:
Participant	99,192	107,251
Employer	70,893	84,044
Participant rollovers	10,280	97,692
Total contributions	180,365	288,987
Deductions:
Benefits paid to participants	216,185	284,320
Administrative expenses	1,996	856
Total deductions	218,181	285,176

Net increase	458,464	22,691

Transfer from Anadarko Employee Savings Plan	—	752
Net assets available for benefits:
Beginning of year	2,342,987	2,319,544
End of year	$2,801,451	$2,342,987

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(1)    Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (Oxy, or the employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).

The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)    Plan Administration

The Plan is administered by the Pension and Retirement Trust and Investment Committee as to investment decisions and by the Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). Prior to March 25, 2020, members of the Committees were selected by the board of directors of Oxy (the Board). Effective March 25, 2020, Oxy amended the Plan to provide that a fiduciary appointment officer would have sole authority to appoint, remove, and monitor members of the Committees. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2021 and 2020, the employee contribution percentage limits were 30% for non-Highly Compensated Employees and 15% for Highly Compensated Employees. Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $6,500 for 2021 and 2020. The Plan permits Roth contributions and in-plan Roth rollover contributions.

    Newly eligible participants who do not affirmatively elect to opt out of making contributions are automatically enrolled in the Plan with a before-tax contribution amount of 5% of base pay.

Employer Matching Contributions – The employer matching contributions for non-collectively bargained employees is an amount equal to 200% of a participant’s contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees also fall under this matching formula, as negotiated by their respective unions. Other collectively bargained employees received employer matching contributions between 85% and 100%, as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Oxy Stock Fund.  All vested participants may elect to transfer their employer matching contributions to other investment funds.

The Plan allows active employees who are eligible to participate in the Plan to roll over into the Plan all or part of the taxable money received in an eligible rollover distribution from another employer's tax-qualified retirement plan.

In conjunction with the acquisition of Anadarko in 2019, Anadarko employees eligible to participate in the Plan were allowed to roll their Anadarko Employee Savings Plan balances into the Plan as part of a group rollover. The group rollover occurred on October 13, 2020 and totaled approximately $74 million. This amount is included with participant rollovers on the statement of changes in net asset available for benefits.

(d)    Participant Accounts

    All participant contributions and the earnings thereon are allocated to each participant’s accounts and are invested in accordance with the participant’s investment elections in accordance with Section 404(c) of ERISA. Participants who do not make an investment election are automatically enrolled in the Plan’s qualified default investment alternative.

Each participant’s account is credited with the participant’s elected contribution, the employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting

Participants are vested immediately in their contributions and employer matching contributions, plus actual earnings thereon. Participants are also fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)    Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, if any; (ii) 50% of their vested account balance; or (iii) an amount that would require monthly payroll deductions for repayment not greater than 25% of the participant's monthly base compensation. Loan terms may range from one to five years for general purpose loans and six to ten years for primary residence loans. The maturity dates on currently outstanding notes receivable from participants range from January 2022 to October 2031. The loans are secured by the balance in the participant's account at the time the loan is approved. Loan interest rates are fixed on first day of the month prior to the calendar month in which the loan is funded and rates are reasonable compared to similar loans issued by other lenders, in accordance with the Plan. Interest rates ranged from 3% to 7% on loans outstanding as of December 31, 2021 and December 31, 2020. Principal and interest are paid ratably through payroll deductions.

Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) that was signed into law on March 27, 2020, effective April 21, 2020 the Plan adopted the temporary loan repayment suspension provision of the CARES Act. This provision allowed qualified individuals to suspend loan repayments due from March 27, 2020 through December 31, 2020 until January 2021. In addition, as allowed by the CARES Act, the Plan temporarily increased the maximum loan amount available to the lesser of $100,000 or 100% of a qualified individual's vested balance. This temporary increase was available from April 21, 2020 to September 22, 2020.

As part of the group rollover described above, during the year ended December 31, 2020, approximately $752,000 of participant loans were transferred to the Plan from the Anadarko Employee Savings Plan.

(g)    Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account balance under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of Oxy common stock.

Pursuant to the CARES Act, effective April 21, 2020 the Plan adopted the provisions of the CARES Act that allowed for qualified individuals to make a Coronavirus-Related Distribution (CRD) of up to $100,000 beginning on or after January 1, 2020 and before December 31, 2020. Participants have up to three years to repay the CRD. The portion of a CRD that is not repaid by a participant will be taxable income to the participant, but the 10% early withdrawal penalty is waived.

(h)    Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions. At December 31, 2021 and 2020, the balance of forfeited nonvested accounts was not material. Increases to the forfeiture account balance are primarily related to nonvested account balances of previously terminated participants and the forfeiture of unclaimed benefits, in accordance with the Plan document. These amounts are expected to be used to reduce future contributions, or reinstate account balances if such participants are located.

During 2021 and 2020, no forfeitures were used to reduce employer contributions.

(i)    Expenses

Certain administrative fees are paid by participants through their Plan accounts. Other expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)    Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and judgments provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements. See Note 4 for a discussion of contract value investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

(d)    Payment of Benefits

Benefits are recorded when paid.

(e)    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

(f)    Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

(3)     Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

(a)    Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)    Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)    Short-Term Investment Fund

The short-term investment fund is valued at the NAV of the shares held by the Plan.

(d)    Common/Collective Trusts

The common/collective trusts are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities. At December 31, 2021 and 2020, there were no redemption restrictions on these investments.

(e)    Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see Note 6):

	Assets at fair value as of December 31, 2021
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$391,366	$391,366
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	391,366	391,366

Investments measured at NAV:
Common/collective trusts		9,219
Investments at fair value, excluding
Plan’s interest in master trusts	$391,366	$400,585

	Assets at fair value as of December 31, 2020
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$227,385	$227,385
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	227,385	227,385

Investments measured at NAV:
Common/collective trusts		5,947
Investments at fair value, excluding
Plan’s interest in master trusts	$227,385	$233,332

(4)     Guaranteed Investment Contracts Master Trust Account

The Plan invests in a Guaranteed Investment Contracts (GIC) Master Trust Investment Account, managed by Invesco (GIC MTIA). The account’s key objectives are to provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. To accomplish these objectives, the GIC MTIA invests primarily in wrapper contracts also known as synthetic GICs.

Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measure for the GIC MTIA. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value for the synthetic GICs is determined based on the fair value of the underlying assets, which consist of various fixed income common/collective trusts.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting interest rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting interest rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting interest rate. The key factors that influence future crediting interest rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan (amounts in thousands):

	As of December 31,
	2021	2020
Common/collective trust	$8,936	$7,913
Synthetic guaranteed investment contracts:
Common/collective trusts	419,311	432,757
Total synthetic guaranteed investment contracts	419,311	432,757

Total investments	$428,247	$440,670

The Plan’s ability to receive amounts due is dependent on the contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the contract issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

In addition, certain events allow the contract issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include, but are not limited to: (i) a breach of material obligation under the contract, (ii) a material misrepresentation, and (iii) a material amendment to the agreement without the consent of the contract issuer.

(5)    Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2021	2020
Net assets:
Common/collective trust	$9,147	$5,521
Oxy common stock	391,366	227,385
Interest and dividends receivable	135	133
	$400,648	$233,039

	Year ended December 31,
	2021	2020
Changes in net assets:
Contributions	$77,597	$86,955
Investment income	536	8,265
Net appreciation (depreciation) in fair value of investments	155,908	(224,806)
Transfers between funds	(41,740)	(12,788)
Benefits paid to participants	(24,573)	(32,344)
Administrative expenses	(119)	(69)
Changes in net assets	$167,609	$(174,787)

(6)    Plan Interest in Master Trust Accounts

The Plan participates in the Occidental Petroleum Corporation Defined Contribution Plan Master Trust (DCP Master Trust), which invests in various funds that are available to participants including Target Date Funds, Index Funds, and Active Funds. The Plan and the Oxy Retirement Plan each own an undivided interest in the DCP Master Trust.

During 2021 and 2020, the Plan also invested in the following Master Trust Investment Accounts (MTIA): a synthetic GIC fund managed by Invesco (GIC MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the Oxy Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the Oxy Master Retirement Trust each own an undivided interest in the Bernstein MTIA.

Prior to April 3, 2020 the Plan and the Oxy Master Retirement Trust each owned an undivided interest in a convertible bond fund managed by Advent Capital Management (Advent MTIA). Effective April 3, 2020 the Advent MTIA was terminated and, unless the participant elected otherwise, its funds in the Plan were mapped to the participant's applicable Target Date Funds as of that date.

In 2021, the Plan began participating in a separate international growth fund managed by Baillie Gifford (Baillie Gifford MTIA). The Plan, the Oxy Retirement Plan, and the Anadarko Petroleum Master Trust each own an undivided interest in the Baillie Gifford MTIA.

The following table presents the Plan interest in each master trust account (amounts in thousands):

	As of December 31,
	2021	2020
Plan interest in master trust accounts:
DCP Master Trust, at fair value	$1,986,090	$1,708,438
GIC MTIA, at contract value	295,228	302,238
Baillie Gifford MTIA, at fair value	1,642	—
Bernstein MTIA, at fair value	93,520	72,390
Net assets	$2,376,480	$2,083,066

The following table presents the fair value of net assets held by the DCP Master Trust, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2021		2020
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of DCP Master Trust:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$293	$198	$511	$343
Common/collective trust	2,434,855	1,649,045	2,074,589	1,392,439
Common stocks	16,742	11,339	19,128	12,838
Mutual funds	480,508	325,432	450,940	302,666
Total investments	2,932,398	1,986,014	2,545,168	1,708,286
Receivables:
Due from broker for securities sold	—	—	66	44
Accrued investment income	174	118	178	119
Total receivables	174	118	244	163
Total assets	2,932,572	1,986,132	2,545,412	1,708,449
Liabilities:
Due to broker for securities purchased	62	42	18	11
Total liabilities	62	42	18	11
Net assets of DCP Master Trust	$2,932,510	$1,986,090	$2,545,394	$1,708,438
Plan’s percentage interest in DCP Master Trust net assets		68%		67%

The following table presents the changes in the net assets of the DCP Master Trust, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year Ended December 31,
	2021	2020
Net appreciation in fair value of investments:
Common/collective trust	$349,630	$283,475
Common stocks	4,205	5,980
Mutual funds	59,400	32,261
Net appreciation	413,235	321,716
Interest and dividends	10,789	8,639
Less investment expenses	(728)	(455)
Investment income	423,296	329,900

Transfers in	391,893	502,854
Transfers out	(428,073)	(527,530)
Changes in net assets	$387,116	$305,224

The following tables provide fair value measurement information for the DCP Master Trust, in which the Plan owns an undivided interest at December 31, 2021 and 2020 (amounts in thousands):

	Assets at fair value as of December 31, 2021
	Level 1	Level 2	Total
Short-term investment fund	$—	$293	$293
Common stocks	16,742	—	16,742
Mutual funds	480,508	—	480,508
Total assets in the fair value hierarchy	497,250	293	497,543

Investments measured at NAV
Common/collective trust			2,434,855
Total assets at fair value	$497,250	$293	$2,932,398

	Assets at fair value as of December 31, 2020
	Level 1	Level 2	Total
Short-term investment fund	$—	$511	$511
Common stocks	19,128	—	19,128
Mutual funds	450,940	—	450,940
Total assets in the fair value hierarchy	470,068	511	470,579

Investments measured at NAV
Common/collective trust			2,074,589
Total assets at fair value	$470,068	$511	$2,545,168

The following table presents the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2021		2020
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
Investments, at contract value (see Note 4):
Common/collective trusts	$8,936	$6,163	$7,913	$5,427
Synthetic guaranteed investment contracts:
Common/collective trusts - fixed income funds	419,311	289,182	432,757	296,811
Total investments	428,247	295,345	440,670	302,238
Receivables:
Accrued investment income	—	—	—	—
Total receivables	—	—	—	—
Total assets	428,247	295,345	440,670	302,238
Liabilities:
Accrued expenses	170	117	—	—
Total liabilities	170	117	—	—
Net assets of GIC MTIA	$428,077	$295,228	$440,670	$302,238
Plan’s percentage interest in GIC MTIA net assets		69%		69%

The following table presents the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2021	2020
Interest Income	$8,056	$11,017
Less investment expenses	(626)	(420)
Total investment income	7,430	10,597

Transfers in	56,817	102,783
Transfers out	(76,840)	(108,597)
Changes in net assets	$(12,593)	$4,783

The following table presents the fair value of the net assets held by the Baillie Gifford MTIA, in which the Plan owned an undivided interest at December 31, 2021 (amounts in thousands):

	As of December 31,
	2021
	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of Baillie Gifford MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Collateral received for securities loaned	$3,431	$149
Common/collective trust	885	39
Common stocks	35,483	1,546
Preferred stocks	1,014	44
Total investments	40,813	1,778
Cash and cash equivalents	34	1
Receivables:
Due from broker for securities sold	317	14
Accrued investment income	40	2
Foreign currency contracts	325	14
Total receivables	682	30
Total assets	41,529	1,809
Liabilities:
Due to broker for securities purchased	86	4
Payable under securities lending agreement	3,431	149
Foreign currency contracts	326	14
Total liabilities	3,843	167
Net assets of Baillie Gifford MTIA	$37,686	$1,642
Plan’s percentage interest in Baillie Gifford MTIA net assets		4%

The following table presents the changes in the net assets of the Baillie Gifford MTIA, in which the Plan owned an undivided interest at December 31, 2021, as stated in the table above (amounts in thousands):

Year ended December 31,
2021
Net appreciation (depreciation) in fair value of investments:
Foreign currency transactions	$(2,928)
Common stocks	(11,190)
Preferred stocks	411
Net depreciation	(13,707)
Interest and dividends	840
Less investment expenses	(350)
Investment loss	(13,217)

Transfers in	118,949
Transfers out	(68,046)
Changes in net assets	$37,686

    The following table provides fair value measurement information for the Baillie Gifford MTIA, in which the Plan owned an undivided interest at December 31, 2021 (amounts in thousands):

	Assets at fair value as of December 31, 2021
	Level 1	Level 2	Total
Common stock	$35,483	$—	$35,483
Preferred stock	1,014	—	1,014
Foreign currency contracts	—	325	325
Total assets in the fair value hierarchy	36,497	325	36,822

Investments measured at NAV
Common/collective trust			885
Total assets at fair value	$36,497	$325	$37,707

	Liabilities at fair value as of December 31, 2021
Foreign currency contracts	$—	$326	$326
Total liabilities at fair value	$—	$326	$326

The Baillie Gifford MTIA participates in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  Under the Securities Lending Program, these securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with the Department of Labor’s collateral requirements.  The collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund, or the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund.

The fair value of the Baillie Gifford MTIA securities loaned was approximately $3,249,000 at December 31, 2021. Cash collateral of approximately $3,431,000 was held at December 31, 2021, with an offsetting liability.  Income earned during 2021 was approximately $49,000, net of bank fees of approximately $27,000. This income is included as interest income for the Baillie Gifford MTIA.

The Baillie Gifford MTIA uses foreign currency derivatives to reduce foreign currency risk. The Baillie Gifford MTIA did not designate these swaps as hedging instruments. Approximately $7,000 net loss from these derivatives were recognized in net appreciation (depreciation) for the year ended December 31, 2021.

The following table shows the notional amount and fixed weighted average contract rate of foreign currency swap contracts outstanding as of December 31, 2021 (dollar amounts in thousands):

	December 31, 2021
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
EUR	278	1.133231	—	—
CHF	—	—	2	0.912271
DKK	—	—	49	6.563250

    The Baillie Gifford MTIA's foreign currency swaps outstanding at December 31, 2021 settled in January 2022. The Baillie Gifford MTIA’s derivative instruments did not require collateral by either party. All of the Baillie Gifford MTIA’s derivative transactions were in the OTC market and as a result, were subject to counterparty credit risk to the extent the counterparty was unable to meet its settlement commitments. The Baillie Gifford MTIA’s sole counterparty is the Bank of New York Mellon, a related party.

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2021		2020
	Master Trust Balances	Plan's Interest in Master Trust Accounts	Master Trust Balances	Plan's Interest in Master Trust Accounts
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$9,305	$8,493	$4,592	$4,356
Common/collective trust	2,838	2,590	2,417	2,293
Common stocks	100,000	91,273	74,258	70,449
Total investments	112,143	102,356	81,267	77,098
Receivables:
Due from broker for securities sold	16	15	138	131
Accrued investment income	62	56	61	58
Total receivables	78	71	199	189
Total assets	112,221	102,427	81,466	77,287
Liabilities:
Due to broker for securities purchased	52	47	265	251
Payable under securities lending agreement	9,305	8,493	4,592	4,357
Other	402	367	305	289
Total liabilities	9,759	8,907	5,162	4,897
Net assets of Bernstein MTIA	$102,462	$93,520	$76,304	$72,390
Plan’s percentage interest in Bernstein MTIA net assets		91%		95%

The following table presents the changes in the net assets of the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2021	2020
Net appreciation (depreciation) in fair value of investments:
Common stocks	$26,281	$(8,813)
Interest and dividends	1,408	1,290
Less investment expenses	(895)	(919)
Investment income (loss)	26,794	(8,442)

Transfers in	26,455	6,922
Transfers out	(27,091)	(62,132)
Changes in net assets	$26,158	$(63,652)

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2021 and 2020 (amounts in thousands):

	Assets at fair value as of December 31, 2021
	Level 1	Level 2	Total
Short-term investment fund	$—	$9,305	$9,305
Common stocks	100,000	—	100,000
Total assets in the fair value hierarchy	100,000	9,305	109,305

Investments measured at NAV
Common/collective trust			2,838
Total assets at fair value	$100,000	$9,305	$112,143

	Assets at fair value as of December 31, 2020
	Level 1	Level 2	Total
Short-term investment fund	$—	$4,592	$4,592
Common stocks	74,258	—	74,258
Total assets in the fair value hierarchy	74,258	4,592	78,850

Investments measured at NAV
Common/collective trust			2,417
Total assets at fair value	$74,258	$4,592	$81,267

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income during the years ended December 31, 2021 and 2020.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $8,787,000 and $4,385,000 at December 31, 2021 and 2020, respectively. Cash collateral of approximately $9,305,000 and $4,592,000 was held at December 31, 2021 and 2020, respectively, with an offsetting liability. Income earned during 2021 and 2020 was approximately $5,000 and $7,000, respectively, net of bank fees of approximately $3,000 and $4,000, respectively. This income is included as interest income for the Bernstein MTIA.

(7)    Related-Party Transactions

The Trustee and Oxy are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Oxy paid approximately $750,000 and $677,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2021 and 2020, respectively.

(8)    Plan Termination

Although it has not expressed any intent to do so, Oxy has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)    Tax Status

The Internal Revenue Service (IRS) has determined and informed Oxy, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status, with the exceptions of certain immaterial operational errors that have been, or are being, remedied in compliance with applicable programs of the IRS or the Department of Labor.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

(10)    Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Oxy in its annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2021 and 2020, approximately 14% and 10%, respectively, of total Plan investments were invested in shares of Oxy common stock.

The Plan Sponsor’s operations, financial condition, cash flows and levels of expenditures are highly dependent on oil prices and, to a lesser extent, NGL and natural gas prices, the Midland-to-Gulf-Coast oil spreads and the prices it receives for its chemical products. The average WTI $/bbl for the three months ended March 31, 2022 was $94.29, compared to $57.84 for the three months ended March 31, 2021. The return of oil demand to its pre-pandemic levels coupled with the ongoing global impact of the Russia-Ukraine war and whether the oil industry will be able to sustain a continued supply response have resulted in a significant increase in benchmark oil prices. It is expected that the price of oil will be volatile for the foreseeable future given the current geopolitical risks and the effects on oil demand resulting from COVID-19-related travel restrictions and stay-at-home orders in certain international countries. Occidental does not operate or own assets in either Russia or Ukraine, but continues to monitor any impacts resulting from the Russia-Ukraine war on the global markets for its commodities.

(11)    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 17, 2022 (amounts in thousands):

	As of December 31,
	2021	2020
Net assets available for benefits per the financial statements	$2,801,451	$2,342,987
Amounts allocated to withdrawing participants	(445)	(3,537)
Net assets available for benefits per the Form 5500	$2,801,006	$2,339,450

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 17, 2022 (amounts in thousands):

	Year ended December 31,
	2021	2020
Benefits paid to participants per the financial statements	$216,185	$284,320
Amounts allocated to withdrawing participants at December 31, 2021 and 2020	445	3,537
Amounts allocated to withdrawing participants at December 31, 2020 and 2019	(3,537)	(224)
Benefits paid to participants per the Form 5500	$213,093	$287,633

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31st, but are not yet paid as of that date.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value

	Cash	Interest bearing cash		1

	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 9,218,951 units		9,219
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 13,500,051 shares	365,678	391,366

*	Notes receivable from participants	1,932 participant loans, various maturities ranged from January 2022 to October 2031, interest rates range from 3% to 7%, balances collateralized by participant account		24,250
	Plan interest in master trust accounts:
	Oxy Defined Contribution Plan Master Trust Account	Participation in master trust agreement		1,986,090
	Oxy Combined Baillie Gifford Master Trust	Master trust investment account, 199,046 units		1,642
	Oxy Combined Alliance Bernstein Master Trust	Master trust investment account, 800,667 units		93,520
	Guaranteed Investment Contracts Master Trust	Master trust investment account, 12,772,726 units		295,228
		Total Plan interest in master trust accounts		2,376,480
		Total		$2,801,316

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party-in-interest, as defined by ERISA.

See accompanying independent auditor’s report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2021
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	230 Acquisitions	$89,576	$—	$—	$—	$89,576	$89,576	$—
	270 Dispositions	$—	$86,304	$—	$—	$86,304	$86,304	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Michele Oubre
Michele Oubre - Chair of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 28, 2022

Exhibit Index

Exhibit
No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm